Exhibit 4.7

FORM OF LETTER TO CLIENTS OF NOMINEE HOLDERS

SEARS HOLDINGS CORPORATION

Up To $625 Million Aggregate Principal Amount of 8% Senior Unsecured Notes Due 2019 and
Warrants to Purchase 21,999,296 Shares of Common Stock of Sears Holdings Corporation
Issuable Upon the Exercise of Subscription Rights
Distributed to Stockholders of Sears Holdings Corporation

[—], 2014

To Our Clients:

Enclosed for your consideration are the registration statement on Form S-3 (File No. 333-199475) (the “Registration Statement”) and the prospectus supplement, dated October 30, 2014 (the “Prospectus Supplement”), and the “Instructions for Use of Sears Holdings Corporation Subscription Rights Certificates” relating to the distribution by Sears Holdings Corporation ( “Sears Holdings”), to the holders of record of its common stock, $0.01 par value per share (“Common Stock”) as of the close of business on October 30, 2014 (the “Record Date”), at no charge, of transferable subscription rights (the “Rights”) to purchase units (each, a “Unit”), each of which consists of (a) $500 in principal amount of 8.0% senior unsecured notes due 2019 (“Notes”) and (b) 17.5994 warrants (each, a “Warrant”), with each Warrant entitling the holder thereof to purchase one share of Sears Holdings Common Stock (the “Rights Offering”). The Rights are described in the Prospectus Supplement. The subscription price for each Right is $500.

In the Rights Offering, an aggregate of $625 million in Notes and 21,999,296 Warrants are being offered pursuant to the Registration Statement and the Prospectus Supplement. The Rights will expire if they are not exercised by 5:00 p.m., New York City time, on November 18, 2014, but Sears Holdings may extend the Rights Offering (the final date of the Rights Offering, whether or not extended, the “Expiration Date”). Rights not exercised by the Expiration Date will expire, have no value and cease to be exercisable for Units consisting of Notes and Warrants.

Each Right gives the holder thereof the right to purchase, at a subscription price of $500 per Unit (the “Subscription Price”), $500 in principal amount of Notes and 17.5994 Warrants. We will not issue fractional Warrants. If you would be entitled to receive a fractional number of Warrants upon exercise of the Rights, we will round down the total number of Warrants to be issued to you to the nearest whole number. For example: If you were to acquire 27 Units, you would receive 475 Warrants (27 × 17.5994, rounded down to the nearest whole number). The Subscription Price for each Right is $500.

As described in the accompanying Prospectus Supplement, you will receive one Right for every 85.1892 shares of Sears Holdings Common Stock carried by us in your account as of the Record Date. Fractional Rights will not be issued and fractional Rights will be eliminated by rounding down to the nearest whole Right. As an example, if you owned 1,000 shares of Sears Holdings Common Stock as of the Record Date, you would receive 11 Rights pursuant to your Basic Subscription Right (1000 ÷ 85.1892 = 11.7386, rounded down to the nearest whole number) that would entitle you to purchase 11 Notes and 193 Warrants.

In addition, holders of Rights who purchase all of the Units available to them pursuant to their Basic Subscription Rights, after giving effect to any purchases or sales of Rights by them prior to such exercise, may also choose to subscribe (the “Over-Subscription Privilege”), at the same Subscription Price of $500 per Unit, for a portion of any Units that other holders of Rights do not purchase through the exercise of their Basic Subscription Rights. Computershare Inc. (the “Subscription Agent”) will allot Units in the Rights Offering as follows:

•	First, Units will be allocated to holders of rights who exercise their Basic Subscription Rights (as described in the Prospectus Supplement) at a ratio of one Unit per exercised subscription right.

•	Second, any Units that were eligible to be purchased in the rights offering will be allocated among the holders of rights who exercise the Over-Subscription Privilege, in accordance with the following formula:

•	Each holder who exercises the Over-Subscription Privilege will be allocated a percentage of the remaining Units equal to the percentage that results from dividing (i) the number of Basic Subscription Rights which that holder exercised by (ii) the number of Basic Subscription Rights which all holders who wish to participate in the Over-Subscription Privilege exercised. Such percentage could result in the allocation of more or fewer over-subscription Units than the holder requested to purchase through the exercise of the Over-Subscription Privilege.

•	For example, if Stockholder A holds 200 Rights and Stockholder B holds 300 Rights and they are the only two stockholders who exercise the Over-Subscription Privilege, Stockholder A will be allocated 40% and Stockholder B will be allocated 60% of all remaining Units. (Example A)

•	Third, if the allocation of remaining Units pursuant to the formula described above in the second step would result in any holder receiving a greater number of Units than that holder subscribed for pursuant to the Over-Subscription Privilege, then such holder will be allocated only that number of Units for which the holder over-subscribed.

•	For example, if Stockholder A is allocated 100 Units pursuant to the formula described above but subscribed for only 40 additional Units pursuant to the Over-Subscription Privilege, Stockholder A’s allocation would be reduced to 40 Units. (Example B)

•	Fourth, any Units that remain available as a result of the allocation described above being greater than a holder’s over-subscription request (the 60 additional Units in Example B above) will be allocated among all remaining holders who exercised the Over-Subscription Privilege and whose initial allocations were less than the number of Units they requested. This second allocation will be made pursuant to the same formula described above and repeated, if necessary, until all available Units have been allocated or all over-subscription requests have been satisfied in full.

The Rights will be transferable during the course of the subscription period, and Sears Holdings has applied to list the Rights for trading on the NASDAQ Global Select Market under the symbol “SHLDZ” and Sears Holdings currently expects that the Rights will begin trading on or about October 31, 2014, and will continue to trade until 4:00 p.m., New York City time, on November 13, 2014, the third trading day prior to the Expiration Date.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES OF RIGHTS MAY BE MADE ONLY BY US AS THE NOMINEE HOLDER AND PURSUANT TO YOUR INSTRUCTIONS. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any Units consisting of Notes and Warrants to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus Supplement. However, we urge you to read the Prospectus Supplement and other enclosed materials carefully before instructing us to exercise your Rights.

Your instructions, together with a properly completed and executed IRS Form W-9 or W-8 (as applicable), to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 p.m., New York City time, on the Expiration Date. If a Rights holder exercises its Rights, such exercise may be revoked prior to 5:00 p.m., New York City time, on November 17, 2014, the trading day prior to the Expiration Date, by following the procedures set forth in these Instructions and in “The Rights Offering—Revocation, Withdrawal or Cancellation of Subscription Rights” in the Prospectus Supplement. Any such notice of revocation must (i) specify the name of the Rights holder who has exercised the Rights being revoked, (ii) identify the number of previously exercised Rights being withdrawn, (iii) identify the CUSIP number of the Rights (812350 148) and

(iv) contain a statement that the holder is withdrawing its election to exercise Rights. If the holder does not indicate the number of Rights being withdrawn then the holder will be deemed to have withdrawn all of its Rights previously exercised. A beneficial holder wishing to withdraw its exercise of Rights should contact its broker, dealer, custodian bank or other nominee by 5:00 p.m., New York City time, on November 14, 2014, the second trading day prior to the scheduled expiration date. The broker, dealer, custodian bank or other nominee may establish an earlier deadline for the holder to provide them notice of its intent to withdraw. The nominee holder must then contact the Depository Trust Company to withdraw the exercise of Rights. The broker, dealer, custodian bank or other nominee must notify the Depository Trust Company of your election to withdraw your exercise of Rights by 5:00 p.m., New York City time, on November 17, 2014, the trading day prior to the scheduled expiration date.

If you wish to have us, on your behalf, exercise the Rights for any Notes and Warrants to which you are entitled, please so instruct us by timely completing, executing and returning to us the instruction form attached to this letter.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO GEORGESON INC., THE INFORMATION AGENT, AT 866-695-6078 (TOLL FREE) OR EMAILING SEARSNOTESANDWARRANTSOFFER@GEORGESON.COM.